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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Goldas

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FILE NO. 82- 5283

FISCAL YEAR 12-31-03

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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DAT : 5/13/04

Goldaş Annual Report 2003

ARIS
12-31-03



CONTENTS

USD	1999	2000	2001	2002	2003
Total Assets	24,564,831	49,680,646	56,381,304	79,856,393	105,993,636
Shareholders' Equity	13,745,480	22,270,670	34,373,207	52,861,884	82,176,820
Net Sales	104,742,294	150,552,002	181,451,158	178,007,897	189,711,026
Operating Profit	10,249,246	13,591,381	21,223,822	11,167,482	6,410,294
Net Profit	7,833,538	10,857,866	18,669,150	12,436,555	5,962,499
Number of Employees	150	220	217	243	257

GOLDAŞ ANNUAL REPORT 2003

GOLDAS



Hasan Yalınkaya

Hasan Yalınkaya, the Chairman of Goldaş Jewelry, was born in Denizli in 1950. Graduated from Galatasaray Lycee and Bosphorus University, Department of Mechanical Engineering, Hasan Yalınkaya started his professional career by working in textile and construction companies.

He worked hard to achieve a stable growth for the group taken over from his father Arif Yalınkaya.

Hasan Yalınkaya is married and has two children.

We set three goals while founding Goldaş: to put our signature under the "firsts" in jewelry, to be a universally accepted brandname, and to share our experience with the world. We are proud to fulfil these targets, and it also encourages us for the future.

Dear Shareholders,

Turkey, having left behind a number of small and large scale financial crises, has covered a great distance towards establishing and maintaining economic stability in 2003. The financial and economic policies within the context of the present economic stability program have accelerated growth and development of the county. There have been significant improvements in curing the chronic inflation. Nonetheless, Turkey still needs long-term strategies and continuation of stable macroeconomic environment to completely eliminate her structural problems. When Turkey overcomes major problems such as unemployment, high inflation, high real interest rates, low national savings, she will, needless to say, approach the gates to enter EU.

With the power inherited from 5000 year jewelry craftsmenship in Anatolia, Turkey leaped forward and became one of the leading exporters of the world after Italy. The landmarks of the new economic approach like globalization or global markets took their places in our business flow. Goldaş having a visionary management at its foundation filled an important gap in its sector with the burden of these requirements. Look for the first company which went public in the jewelry sector in Turkey or look for a ISO 9000 quality certificate, you will always find Goldaş. Unexpected for its young age, in its 10th anniversy, Goldaş has become one of the leading companies in its sector with a rapid development.

We set three goals while founding Goldaş: to put our signature under the "firsts" in jewelry, to be a universally accepted brandname, and to share our experience with the world. We are proud to fulfil these targets, and it also encourages us for the future.

"Corporate Governance Principles" of the Capital Market Board is also one of the criteria that Goldaş chose as a target.

Goldaş is now a worldwide renown brandname. The affiliated offices abroad not only changed Goldaş into a universal brandname but also contributed to the introduction of Turkey and Turkish Jewelry Sector to the world. Having 7 affiliated offices worldwide, including South Africa opened in 2003, Goldaş will add new agencies to its present chain soon. Goldaş exports its goods to over 40 countries in 5 continents and will continue on its route with firm steps.

A significant indicator which shows that Goldaş has integrated with the world markets is our licensed products. We manufacture the licensed products of well-known heroes such as Barbie, Looney Tunes, Superman and Lord of the Rings, and recently reached an agreement with Chelsea after closing agreements with three leading football teams in Turkey.

We have offered our customers the new silver collection in 2003 under the trademark "Silver Dsign". These products, heirs of the souvenir concept of Goldaş in their special design packages, will soon begin to be marketed through "Gift Box" automates.

The series of books especially those on the history of jewelry, which are sponsored by Goldaş, aroused interest and filled a big gap in the industry.

The Magazine Goldaş, a quarterly to contribute the tourism sector in Turkey, will continue to welcome you with its rich content.

I would like to thank our investors and friends of Goldaş for your belief and trust in us.

Sincerely yours,

Hasan Yalınkaya



Mehmet Sedat Yalınkaya

M. Sedat Yalınkaya, the General Manager of Goldaş Jewelry, was born in İstanbul in 1957. He graduated from Kültür College and Bosphorus University, Department of Electronics. He started his professional career by working in group companies.

He took part in the foundation of Goldaş Jewelry and became the General Manager of the company.

M. Sedat Yalınkaya is married and has three children.

With our award winning designers, technological infrastructure and the importance we give to quality, Goldaş is amongst the firsts in the world and makes a lot of efforts to improve and distinguish its brand image. Goldaş customers who accept and apply the quality in the name of Goldaş in every stage of the production, are our most security in achieving our targets and accomplishing our mission.

Dear Shareholders, Employees and Customers,

2003 has been a hard year for the jewelry industry. The war in Iraq and the Sars virus have had negative effects on all countries in this world without borders. On the other hand, we were affected by the extreme fluctuations in gold prices like many other companies in the sector. We had to act precautiously in new client acquisition and extended the payable terms for our existing customers. However, Goldaş managed to stand robust in 2003 thanks to the prudent steps taken by the management. This situation, which, we believe, is not a permanent trend, will come to end with the improvements in economic stability.

Being an affiliated company of Goldart Holding Inc, the most experienced holding in its sector with a range of activities from gold mining to gold refining, gold trading, gold jewelry production and marketing, "Goldaş Jewelry" is optimistic for the future.

The investors in the İstanbul Stock Exchange incurred a loss of 31.8% in US dollar terms after the crisis in February 2001. In 2002 the drop down was 34% again in US dollar terms. The stock exchange had a bullish trend in 2003 and downside fluctuations were mostly due to the war in Iraq. Goldaş shares were also affected by these fluctuations. But we hope that our consistent efforts, new investments and the market conditions shall cast a positive effect on our stock prices in 2004. Goldaş's deposit certificates (ADR's) are also traded in the Frankfurt Stock Exchange and the US OTC and we are trying to bridge the gap between our investors and Goldaş via intensive "Investor Relations" studies.

With our award-winning designers, technological infrastructure and the importance we give to quality, Goldaş follows all the trends in the world and makes a lot of efforts to develop and distinguish its brand image. Goldaş employees, who adopt and apply the quality principles of Goldaş in every stage of the production, are our most security in achieving our targets and accomplishing our mission. Already holding ISO-9001 quality certificate, we, at Goldaş, aim to get the "European Quality Award".

We thank all our stakeholders, employees and customers, who brought Goldaş here, to its current successful position, for their precious contributions.

Very truly yours,

M. Sedat Yalınkaya

1993

Goldaş Jewellery was established in 1993 by the Yalınkaya Group. **1994** Internally developed jewellery production software began to be utilized. The US representative was founded. **1998** Goldaş became the first jewellery producer to possess an ISO 9001 Quality Certificate in the Turkish Jewellery Sector. The UK representative was launched. The Atatürk Airport Free Trade Zone Branch of Goldaş was founded. **1999** Goldaş Jewellery was offered to the public and became the sole listed jewellery producer on the Istanbul Stock Exchange. **2000** The steps to Turkey's first jewellery retail chain were taken. The first R&D laboratory in the Turkish Jewellery Sector was established by Goldaş. Computed aided design software programs (Jewelcad) began to be utilized. **2001** Licensed agreements were signed for jewellery production using Walt Disney and Warner Bros characters and marketing rights. Goldaş's ADR program was undertaken and the ADRs were quoted to US OTC Market and Frankfurt Stock Exchange. Internally developed Manufacturing Resource Planning Program took effect. **2002** A licensed agreement was signed for the rights of Lord of The Rings main object ring, in order to produce and sell the ring. Agreed on utilization of the colors and logos of leading sports clubs in Turkey, namely, Galatasaray, Beşiktaş and Fenerbahçe, in jewellery design and production. The TÜBİTAK Marmara Research Center Branch of Goldaş was launched. Rapid Production Technology and 3D Computer Aided Design began to be used in Rapid Prototype Modeling. Goldaş was evaluated by a leading credit, insurance, rating institute COFACE and was given a @@@ grading. Germany, UAE, Russia and Thailand Representatives were launched. The first overseas stores with the Goldaş brand name and reputation were opened in Dubai and Sharjah, UAE as well as in Düsseldorf Germany. Yalınkaya Holding, the main shareholder of Goldaş, reassigned its shares to the newly established Goldart Holding. Afterwards, Goldaş took its place in a group of specialty on gold and precious metals, with its features of design and production as well as brand name. Goldaş participated with a mining company, BİLC San., in Mali. Goldaş became the first and sole company in its sector, realizing gold consignment directly from foreign banks/finance corporations. Goldaş joined the International Precious Metals Institute. Goldaş directly attained credit lines from international Exim banks regarding investment goods and equipment for the first time in its sector.



2003

Following the completion of ADR program of Goldaş in 2001, GDR program has also been completed in the early days of 2003.

Representative offices have been opened in Germany and Thailand.

Goldaş created a new brand where only silver is included: SILVER DSIGN.

Goldaş stores have been opened in Russia (Ikea and Ramstore Shopping Mall) and Germany (Centro Shopping Mall).

In Turkey, Profilo and Capitol stores have been opened.



Enlarging its licensed products portfolio in 2003, Goldaş renewed license agreements with New Line Cinema (Lord of the Rings), Walt Disney Company and Warner Bros (Looney Tunes, Superman) and concluded a licensed product agreement with ANS Productions (Asmalı Konak). Furthermore, Action Man from Hasbro and Garfield from Paws were included in the product portfolio in 2003.

To improve its existing capacity and technology, Goldaş concluded a 5-year loan agreement with First International Bank being guaranteed by Eximbank (Hermes).

Goldaş succeeded in increasing the number of its export countries to 40.

Planning to become a player in gold mining in the coming years, Goldaş increased its participation in "Belgium Trading (B.T.C.)" which owns gold mines in Mali.

2003

COMPANY PROFILE

Gold...

Gold is important for the Turkish people because the art of jewelry was born on this land. The major characteristics of gold, which make it always invaluable, are that its production volume is limited, it has an inelastic supply structure, it is used as a means of reserve and there is no other metal offering similar properties. Gold is demanded as an ornament when the economy is good and as an investment tool when the economy is bad.

Jewelry sector, which has been introduced abroad by leading companies like Goldaş, is the third largest sector after textile and tourism in terms of export revenues generated.


Gold Prices $/Ounce
450
400
350
300
250
200
Jan-00 May-00 Sep-00 Jan-01 May-01 Sep-01 Jan-02 May-02 Sep-02 Jan-03 May-03 Sep-03 Jan-04
Source: World Gold Council

Foundation...

Business life of the Yalınkaya Family, which started towards the end of 1880s, went on with the textile atelier founded by Arif Zeki Yalınkaya in Denizli in 1940's. The Family started industrial activities as a founding partner of Gövençlik Yarns Inc, in 1970. The Yalınkaya Family, who earned itself a place in the center of textile sector, namely Sultanhamam with Akyün Textile Inc and Ayteks Inc, also started to deal with construction business. Hasan and Sedat Yalınkaya took over management after the founder of the group, Arif Zeki Yalınkaya retired and they became partners of Progem (UK) Ltd Company in 1992 for marketing jewelry of precious metals in United Kingdom. Hasan and Sedat Yalınkaya Brothers saw that jewelry production in Turkey would not achieve enough progress despite its long history in the sector and decided to establish their own production facility. Thus Goldaş Jewelry started production in 1993 in its then 1,500 m^2 premises in Merter.

Production...

Goldaş Jewelry, produces jewelry from 8, 9, 10, 14, 18, 22 and 24 carat gold as well as 925 carat silver in its 4,500 m^2 plant in Merter, and uses state of the art technology in each phase of design and production processes. 120 integrated computer programs are used simultaneously in Goldaş. We always invest in technology and have started to use CAM system and MRP, a special jewelry program, since 1994. Goldaş increased its annual precious metals processing and jewelry production capacity from 12 tons to 13 tons in 2003, and has also developed a unique 'Computer Supported Production and Design' system.

We are also sensitive to environmental concerns and give importance to job safety, health and hygiene. We have also founded the first 'Research and Development' laboratory in the sector.

Quality...

Goldaş Jewelry has always acted quality oriented and has operated accordingly. Goldaş is the first and the only company -in the sector- which received ISO-9001 Quality Certificate in 1998 with the organizational quality operations having started in 1997. Goldaş Jewelry, which has spread its understanding of quality through its employees with extensive training programs, aims to receive 'Tüsiad Quality Prize' and 'European Quality Award'.

40 countries in 10 years...

Goldaş, founded in 1993 and exported its products to 16 countries in 1996, has achieved to export its products to 40 countries in 5 continents in 2003.

Firsts in the Sector...

- First ISO – 9001 Quality Certificate
- First Research and Development Laboratory
- First on-line sales
- First CD Catalogue
- First company to go public
- First overseas stock market quotation
- First international chain stores
- First credit limit received from International Eximbanks under corporate risk
- First credit rating note



Goldaş in the sector...

Goldaş ranks 129th in terms of its sales volume in the survey of İstanbul Chamber of Commerce's Top 500 Companies in Turkey. Goldaş is also the first in its sector. It also ranks 76th with its 2002 net sales figures in The Biggest 500 Private Companies in Turkey survey which was published in August 2003 by Capital Magazine.

RANKING OF ISTANBUL CHAMBER OF COMMERCE



1999
2000
2001
2002
0
50
100
150
200
250
300
350
315
143
125
129

Fairs and Exhibitions...

In Goldaş we accept attending all the fairs in the sector as a part of our international marketing strategy. We will continue to promote Goldaş and Turkey through these presences in the fairs to be organized in 2004.

Fairs Attended by Goldaş in 2003:

12-19 January	Italy	VicenzaOro 1-Int. Exhibition
2-4 February	USA	The JCK Show-Orlando 2003
2-6 February	U.K.	Birmingham Spring Fair
26 Feb.-1 March	China	China Int. Gold, Jewelry&Gem Fair 2003
13-16 March	Turkey	İstanbul 2003-18th Int. Jewellery, Silver, Watch&Equipment Fair
3-10 April	Switzerland	Basel 2003 World Watch & Jewelry Show
22-26 April	U.A.E.	Int. Jewellery Dubai
30 May-3 June	USA	The JCK Show-Las Vegas 2003
7-12 June	Italy	VicenzaOro 2-Int. Exhibition
31 Au.-3 Sep.	U.K.	Int. Jewellery London
6-11 Sep.	Italy	Orogemma Vicenza
10-14 Sep.	Thailand	Bangkok Gems&Watch Fair
17-21 Sep.	Hong Kong	Hong Kong Jewellery &Watch Fair

More creative... More competitive... More innovative...
The 'trend analysis' department of Goldaş has an important role in improving Goldaş's product line with quality and with new prestigious products. It also carries Goldaş's designs to the future. Goldaş's name is now associated with designs that determine



the trends not as those which follow the trends. There are more than 40,000 models in its portfolio with 2,500 – 3,000 new products introduced to the market every year.

Human Resources...
Goldaş's Human Resources Policy is based on a philosophy that embraces 'human first' principle as its main focus point. Its main policy is to improve human resources policies and applications continuously with a global perspective and to invest in human capital. Human resources policy which is based on the approach that 'individual quality is necessary for continuous improvement' to achieve


GOLDAŞ

total quality accepts training, orientation, objective performance systems and team spirit as its indispensable ingredients and applies them.


NUMBER OF EMPLOYEES
300
250
200
150
100
50
0
150
220
217
243
257
1999
2000
2001
2002
2003

Investor Relations...
The 'Investor Relations' which are based on the true and systematic information between Goldaş and investors – existing and potential – provides annual and interim periodic reports and shares them at www.goldas.com web site. True dissemination of information and a successful investor relation activity have important role in the success of a company which is listed in the stock market.



Social... Cultural...
Goldaş publishes a quarterly magazine named 'Goldaş' which is only available in English, and which promotes Turkey and Turkish art of jewelry and sends it to more than 10,000 businessmen and top level managers.

Goldaş, which continues its studies in order to help Turkish art of jewelry to get to the place it deserves and to provide the training needed for the sector, has also published the books 'Antique Jewellery of Anatolia', 'The Language of Symbols in Jewellery and

Gem Stones' and 'History of Jewellery'. The books which were prepared by archeologist Altan Türe were published both in Turkish and English. Goldaş will strengthen this cultural activity with new publications.

Silver Dsign...

In 2003, Goldaş created a brand that contains silver products only and that is totally unique in the world in every aspect from design to production, from packaging to marketing and sales: Silver Dsign.

The jewelry and the accessories made from 925 carat silver will be sold at gift wending machines called 'gift box' which will be unprecedented since they will benefit from SMS and credit cards in over 40,000 sales points like markets, toy stores, stationeries, pharmacies, and gas stations. All the products in Silver Dsign collection are licensed. In the collection, there are many products that can attract customers from different ages, incomes, culture and taste such as characters and symbols from Warner Bros, Walt Disney and Barbie; Asmalı Konak rings, Beşiktaş, Galatasaray and Fenerbahçe sports clubs; religious symbols, and 'Love Sign' collection. It is expected that these products which are unique in the world and which are specially designed in hygienic and vacuumed packages will reach over 1 million consumers every year.



Cyber Jewelry Store...

Our company which offers the first online jewelry store in the sector on www.goldas.com offers its customers a safe shopping opportunity with their credit cards indoors. Orders can be easily given through the web site in which photos, features and prices of the products are presented.








DISNEY

Stores...

The marketing facilities of Goldaş which determines its sales and marketing strategy through following the customer tendencies both in Turkey and abroad are executed by its sister company, Goldaş Marketing Inc. Goldaş Stores, which are designed with a modern perspective compared to the ordinary



jewelry stores, offers customers a comfortable and safe shopping opportunity.

GOLDAŞ JEWELRY SUMMARY FINANCIALS

	December 31, 2002	December 31, 2003
BALANCE SHEET (US$ mn)		
Current Assets	69.6	67.5
Long-Term Assets	10.3	38.5
TOTAL ASSETS	**79.9**	**106.0**
Short-Term Liabilities	25.8	21.5
Long-Term Liabilities	1.2	2.4
Shareholders' Equity	52.9	82.2
TOTAL LIABILITIES	**79.9**	**106.0**
INCOME STATEMENT (US$ mn)		
Net Sales	**178.0**	**189.7**
COGS	(162.3)	(178.1)
Gross Profit/(Loss)	**15.7**	**11.6**
Operating Expenses	(4.5)	(5.2)
Operating Profit/(Loss)	**11.2**	**6.4**
Income from Other Operations	16.3	20.4
Expenses for Other Operations	(6.4)	(16.2)
Financial Expenses	(7.4)	(4.6)
Profit/(Loss) Before Extraordinary Items & Tax	**13.7**	-
Extraordinary Revenues	0.0	0.1
Extraordinary Expenses	(0.0)	(0.0)
Profit/(Loss) Before Tax	**13.7**	**6.1**
Taxes Payable	-	(0.1)
Net Profit/(Loss)	**13.7**	**6.0**

MAIN INDICATORS

	1999	2000	2001	2002	2003
Gross Margin	11.4%	11.1%	12.9%	8.6%	6.1%
Operating Margin	9.8%	8.5%	11.1%	6.1%	3.4%
Net Margin	7.5%	7.8%	11.6%	7.6%	3.2%
Net Working Capital (US$ mn)	22	38	51	63	59
Current Ratio	240.9%	179.5%	258.5%	268.8%	314.7%
Quick Ratio	163.2%	83.3%	137.2%	143.0%	183.5%
Short Term Debt / Total Debt	92.7%	98.4%	97.4%	95.4%	90.1%

NET SALES


US$ mn
200
180
160
140
120
100
80
60
40
20
0
105
151
181
178
190
1999
2000
2001
2002
2003

NET PROFIT


US$ mn
20
18
16
14
12
10
8
6
4
2
0
8
11
19
12
6
1999
2000
2001
2002
2003

TOTAL ASSETS


US$ mn
120
100
80
60
40
20
0
25
50
56
80
106
1999
2000
2001
2002
2003


SHAREHOLDERS' EQUITY
US$ mn
90
80
70
60
50
40
30
20
10
0
14
22
34
53
82
1999
2000
2001
2002
2003


SHORT TERM LIABILITIES / TOTAL LIABILITIES
%
100
98
96
94
92
90
88
86
84
93
98
97
95
90
1999
2000
2001
2002
2003


TOTAL LIABILITIES / SHAREHOLDERS' EQUITY
%
140
120
100
80
60
40
20
0
79
123
64
51
29
1999
2000
2001
2002
2003

SHARE PERFORMANCE

Paid-in Capital	:	80,000,000,000,000.-TL
Free Float Rate	:	61.70%
Number of Floating Shares	:	49,360,000,000
Average Daily Trading Volume (US$ mn)	:	1.62
Price Earnings Ratio	:	8.27
Price / Book Value	:	0.62

	2003, minimum	2003, maximum	2003, year-end
Share Price (USc)	0.04	0.06	0.06
Market Capitalization (US$ mn)	30.23	49.85	49.38



GOLDAŞ MARKET VALUE / BOOK VALUE
0.70
0.65
0.60
0.55
0.50
0.45
0.40
01-2003
02-2003
04-2003
05-2003
06-2003
08-2003
09-2003
11-2003
12-2003



GOLDAŞ PRICE / EARNINGS
9.7
8.7
7.7
6.7
5.7
4.7
3.7
2.7
01-2003
02-2003
04-2003
05-2003
06-2003
08-2003
09-2003
11-2003
12-2003


Goldaş Shares Average Daily Volume (left axis)
Goldaş Mcap (right axis)
US$ mn
US$ mn
10
8
6
4
2
55
50
45
40
35
30
25
20
01-2003
02-2003
04-2003
05-2003
06-2003
08-2003
09-2003
11-2003
12-2003


USc
ISE-100 INDEX
1.40
1.30
1.20
1.10
1.00
0.90
0.80
0.70
0.60
0.50
0.40
01-2003
02-2003
04-2003
05-2003
06-2003
08-2003
09-2003
11-2003
12-2003


GOLDAŞ RELATIVE TO ISE-100 INDEX
1.10
1.00
0.90
0.80
0.70
0.60
0.50
01-2003
02-2003
04-2003
05-2003
06-2003
08-2003
09-2003
11-2003
12-2003

ANNUAL ACTIVITY REPORT

I- FOREWORD

1. Period of the report

This report covers Goldaş's fiscal period that begins on January 1st, 2003 and ends on December 31st, 2003.

2. Name of the partnership

Goldaş Jewellery Industry Import Export Corporation

3. Committees acting for the reporting period

Board of Members

Title	Name-Surname	End of Acting Period	Work Experience (years)
President	Hasan Yalınkaya	24.03.2005	27
Deputy President	M. Sedat Yalınkaya	24.03.2005	27
Member	Gülten Yalınkaya	24.03.2005	10
Member	Ferah Yalınkaya	24.03.2005	9
Member	Prof. Dr. Durali Yılmaz	24.03.2005	29
Member	Hüseyin Çelik	24.03.2005	13
Member	Cumhur Taşdelen	24.03.2005	16

Auditors

Enver Akarsu
Kemal Ulutepe

Auditors are acting until the General Assembly meeting on the 2003 financial statements.

4. Amendments to the Articles of Association within the reporting term

Does not exist.

5. Changes to the company's capital during the reporting term

Period	2003	2002
Nominal Capital	250,000,000,000,000.-TL	250,000,000,000,000.-TL
Paid-in Capital	80,000,000,000,000.-TL	62,400,000,000,000.-TL

The paid-in capital of Goldaş increased to 80,000,000,000,000.-TL from 62,400,000,000,000.-TL in accordance with the Permit No 38/253 of Capital Markets Board dated 27.03.2003.

6. Dividends distributed

We have constantly distributed dividends to our shareholders as bonus shares for the last three years.

7. Shareholders of the company and their participation rates

Title of the Partner	Share Ratio	Share Amount (TL mn)
Goldart Holding A.Ş.	38.29%	30,638,399.-
Publicly-held	61.70%	49,361,600.-
Other	0.01%	1.-

8. Securities issued within the reporting term

Pursuant to the authorization granted by the Article No:6 of the Articles of Association and in accordance with the Decision No:153 of the Board of Directors dated 08.01.2003 and with the Permit No:38/253 of the Capital Markets Board dated 27.03.200; The 8th Type Group C share certificates with a nominal value of 17,600 billion TL were issued to increase the paid-in capital of Goldaş from 62,400 billion TL to 80 trillion TL in the form of a rights issue. After having collected the respective sum through existing shareholders, the residuals were sold in ISE (Istanbul Stock Exchange).

9. Sector of the company and place of the company within the sector

With 5% of world's gold reserves, Turkey is among the top five countries in the world in terms of gold demand and manufacturing of jewelry. In terms of gold demand per capita Turkey is the leader and she is the second biggest exporter in the world after Italy.

Turkish Jewelry Sector enjoyed better competitive prices after the inauguration of the Istanbul Gold Exchange whose annual trading volume reached USD 2.5 billion in 2003. Sector comprises 47,000 firms, 6,000 of which are essaying workshops; and employs more than 250,000 people.

Turkey processes about 250-300 tons of gold per annum. Although volume decreased by 20%,

Turkish Jewelry Sector's exports materialized at USD 1 billion in 2003.

Enriching conventional Turkish jewelry manufacturing craftsmanship with modern technology and design, Goldaş has become a worldwide brand. Goldaş, whose name is associated with top quality, has certified this fact with ISO-9001 certificate since 1998.

Expanding our product portfolio in 2003, we have added jewelry products of well-known heroes and sports teams to our current range.

Goldaş, celebrated its 10th year in the sector in 2003. We now export our products to 40 countries in 5 continents. Goldaş also maintains its pro-active marketing strategy and attends major worldwide fairs in the sector.

II - ACTIVITIES

A- Investments

Our technology project "Quick Prototype with Three Dimensional Design and Modeling" has been completed in 2003 in cooperation with Turkish Technology Development Foundation.

Moreover, the automation project, partially financed by the American Eximbank with a loan of USD 1,044,072, was finalized and the sate-of-the-art technology is now being used in our plant for production.

We also enjoy an investment incentive granted by the under secretariat of Treasury in 2001 with an amount of 3,093,940,000,000.TL and 67.6 % of the alleged investment has been completed so far.

We also increased our participation in the Belgium Trading Company which has gold mines in the Makano region of Mali through our Free Trade Zone Branch at the Atatürk Airport. This corporate activity is in line with our interest for gold mines and our plans for having a gold mine in the future.

B- Developments concerning the production of goods and services

We manufacture jewelry and accessories from gold and other precious metals in our facilities with a covered area of 4,500 m^2 in Merter- İstanbul. Goldaş has increased its production capacity by 12.5% from 12 tons in 2002 to 13 tons. We also have an unrivalled technological infrastructure and experienced and trained labor force in our Research and Development laboratory.

1- Developments in goods and services in the field of activity

Changes in the produced amounts during the term of reporting (Gram)

Type	2003	2002
8K	21,805.19	46,488.43
9K	178,678.65	237,751.63
10K	29,369.07	120,196.85
14K	2,474,040.00	3,592,812.44
18K	2,581,498.65	3,956,162.04
22K	1,710,750.72	3,083,182.84
Silver	387,786.00	-

2- Developments in the sales of goods and services in the field of activity

Changes in the amounts of sales during the term of reporting (Gram)

Type	2003	2002
8K	18,767.56	53,655.30
9K	174,545.51	291,895.89
10K	28,609.23	119,903.34
14K	2,494,697.54	3,675,252.64
18K	2,677,070.82	4,850,751.49
21K	-	39,286.00
22K	1,730,594.01	3,303,139.03
24K	7,880,180.025	6,073,008.51
Silver	242,180.86	91,573.47

3- Developments in output and productivity

The net sales volume of Goldaş was 12.5 tons in 2003. The total production volume within the same period was 7.4 tons. Due to the fluctuations and obscurities in the sector, we preferred to behave more cautiously in our production and selling activities.

C – Information on the financial status of the company

1- Basic Ratios

The basic financial situation, profitability and leverage ratios calculated based upon financial tables and information approved by the independent auditors are as follows:

Ratio	2003	2002
Current Ratio	3.15	2.69
Total Debt/Total Assets	0.23	0.34
Equity/Total Assets	0.77	0.66
Operating Margin	0.03	0.06
Return on Equity	0.07	0.24

2- Planned measures for improving the financial status of the company

The paid-in capital of Goldaş increased to 80,000,000,000,000.-TL from 62,400,000,000,000.-TL.

We also tried to reduce our financial expenses by trying to reduce the cost of financing and the amount of financial loans.

III- ADMINISTRATIVE WORKS

1- Top-level Executives

Title	Name-Surname	Work Experience (Years)
General Manager	M. Sedat Yalınkaya	27
Fiscal Coordinator	Hüseyin Çelik	13
Fund, Budget and Finance	Cumhur Taşdelen	16
Accounting	Sedat Ahmet Kınay	27
Plant	Hüsnü Naci Bozkurt	31
Production Planning	Necla Turan	9
Quality	Yavuz Yağcı	14
Purchasing	Cedkan Yücetürk	10
International Relations	Çetin Binatlı	16
Sales	Erhan Tuncelli	13
Human Resources	Elif Kırankabeş	8
License	Mehmet Küçükonat	18
Design/Trend	Deniz Kaprol	8
Data Processing	Kemal Soğukçeşme	6
Public Relations	Derya Tuzcuoğlu	8

2- Personnel breakdown

Out of 257 employees, 151 are employes as workers, 56 as officers, 18 as engineers and 32 are employed as managers.

3- Collective bargaining agreement applications

Collective bargaining agreement application does not exist in our company and personnel relations are conducted within the framework of the labor law.

4- Severance payments

Accrued severance payments of the employees is at TL 477.2 billion level as of December 31st, 2003.

The amount registered for severance payments is TL 94.2 billion in 2003.

5- Benefits to employees

All the benefits stated on labor law and related legislation are provided.

IV – ACTIVITIES WITHIN THE PERIOD BETWEEN THE END OF REPORTING TERM AND THE GENERAL ASSEMBLY

In line with the studies for expanding the product range of Goldaş and reaching out to different consumer groups, we concluded an agreement with Chelsea Village Merchandising Co. Ltd, one of the prestigious sports club in Britain, for manufacturing their emblem, trademark and logo from gold and other precious metals.

We have concluded a credit agreement with a maturity of 5 years with UPS Capital Business Credit under the guarantee of German Eximbank (HERMES Kreditversicherungs AG) in order to increase our competitive power in international arena, by procuring modern machinery and equipment. Hence we will benefit from improved design, quick model creation, and enhance our research and development activities by renovating our current capacity and technology.

V- PROFIT DISTRIBUTION PROPOSAL AND RESULTS

After setting a side the first dividend reserve fund with an amount of 416,133,181,438.-TL from 8,322,663,628,750.-TL net profit in 2003, we hereby request from the Board of Directors to decide to leave the remaining amount 7,906,530,447,313.-TL within company as reserves in accordance with the regulations and legislations of the Capital Markets Board.

AUDIT REPORTS
and FINANCIAL STATEMENTS

Auditor's Report of
Goldaş Jewellery Industry Import Export Inc.
According to Historical Costs for the Period Ended December 31, 2003

CONTENTS

AUDIT REPORT SUMMARY
TO THE GENERAL ASSEMBLY OF GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.

- Partnership's	
- Title	: Goldaş Jewellery Industry Import Export Inc.
- Headquarter	: İstanbul
- Capital	: TL 80,000,000,000,000
- Field of activity	: Manufacturing, export, marketing of gold jewellery, silver, precious metals
- Name and assignment period of auditor or auditors and status of auditor or auditors, whether they are company shareholders-employees or not	: Kemal Ulutepe. Enver Akarsu. Their assignment period is one year and they are neither company shareholders, nor employees.
- Number of the Board of Directors meetings participated and number of Board of Auditors meetings	: Participated in 32 Board of Director meetings. Board of Auditors meetings have been made on February 27th 2003, April 29th 2003, June 27th 2003, August 27th 2003, October 30th 2003 and December 31st 2003.
- Content, auditing dates and results of the analysis made on the financials statements, books and documents of the partnership	: General analysis has been made on February 27th 2003, April 29th 2003, June 27th 2003, August 27th 2003, October 30th 2003 and December 31st 2003. As a result of our observation, we state that all records are appropriate.
- Number and result of the counts made on partnership's cash balance according to Turkish Commercial Law's article number 353, 1st paragraph, 3rd clause	: The company's cash balance has been investigated on February 27th 2003, April 29th 2003, June 27th 2003, August 27th 2003, October 30th 2003 and December 31st 2003. As a result of our observation, we state that cash balance assets are appropriate with the accounting records.
- Date and result of the investigations made on partnership's cash balance according to Turkish Commercial Law, article number 353, 1st paragraph, 4th clause	: The company's cash balance has been investigated on January 30th 2003, February 27th 2003, March 27th 2003, April 29th 2003, May 30th 2003, June 27th 2003, July 30th 2003, August 27th 2003, September 29th 2003, October 30th 2003, November 27th 2003 and December 31st 2003. As a result of our observation, we state that bonds are complete and appropriate with the book records.
- Transfer and operations complaints and malpractice made for them:	: Under the scope of article 356 of Turkish Commercial Law, there has been no application found.

We have audited the accounts and transactions of Goldaş Jewellery Industry Import Export Inc (Goldaş Kuyumculuk Sanayi İthalat İhracat A.Ş.) for December 31st, 2003 period according to the Turkish Commercial Law, principal agreement of the partnership, other legislation and the generally accepted auditing standards.

In our opinion, the attached balance sheet that we appropriated to its content, which is reported on December 31st 2003, represents the company's financial situation at that time. The income statement for the term January 1st 2003-December 31st 2003 represents accurately the results of activities for the related period, while the dividend payment proposal of the Board of Directors is in parallel with the laws and principal agreement.

We present the approval of balance sheet and income statement and clearing the Board of Directors' responsibility to your votes.

Kemal ULUTEPE   Enver AKARSU

INDEPENDENT AUDITOR'S REPORT OF GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC. ACCORDING TO HISTORICAL COSTS FOR THE PERIOD ENDED DECEMBER 31, 2003

We have audited the balance sheet and income statement of Goldaş Jewellery Industry Import Export Inc. as of December 31, 2003 according to historical costs. Our audit was conducted in accordance with generally accepted accounting principles and standards and therefore it covers the control of accounting entries related with calculations and transactions and other auditing methods and techniques that we considered necessary.

The company has two branches, which are in AHL Free Zone and Marmara Research Center Technology Free Zone. Financial statements accompanying the report are prepared including the revenues and expenses of the free trade zone branches.

The financial statements of the Company relating to the year ended December 31,2002 have been audited by Kapital Certified Public Accounting Inc. whose report was unqualified.

In our opinion, financial statements referred to above present fairly, in all material respects, the financial position of Goldaş Jewelry Industry Import Export Inc. as of 31 December, 2003, and the results of their operations, in conformity with the relevant legislation and generally accepted accounting principles which are applied consistently with the previous year's accounting period.

İstanbul, March 15, 2004

KAPİTAL
CERTIFIED PUBLIC ACCOUNTING INC.
Correspondent Firm of RSM International

CELAL PAMUKÇU
Authorized Partner Head Auditor

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.
BALANCE SHEET AS OF DECEMBER 31,2003 ACCORDING TO HISTORICAL COSTS
(MILLION TL)

ASSETS		CURRENT PERIOD DECEMBER 31,2003			PREVIOUS PERIOD DECEMBER 31,2002		
I- CURRENT ASSETS				**94.214.926**			**113.716.481**
A-Liquid Assets			610.003			402.566	
1-Cash		451.893			336.758		
2-Banks		158.110			65.808		
3-Other Current Assets		-			-		
B- Marketable Securities			-			-	
C- Trade Receivables			54.320.045			60.115.122	
1-Customers	Not,11	54.309.576			60.115.122		
2-Notes Receivables		-			-		
3-Deposits and Quarantees Given		10.469			-		
4-Other Short Term Trade Rec.		-			-		
5-Rediscounts on Notes Rec. (-)		-			-		
6-Provision for Doubtful Rec.(-)		-			-		
D-Other Receivables			4.379			38.323	
1-Due From Shareholders		-			-		
2-Due From Affilities		-			-		
3-Due From Subsidiaries		-			-		
4-Short Term Other Receivables	Not,22	4.379			38.323		
5-Discounts on Notes Receivables(-)		-			-		
6-Provisions for Doubtful Receivable(-)		-			-		
E-Inventories	Not,11		39.040.178			53.062.125	
1-Raw Materials and Suppliers		6.064.976			4.548.130		
2-Semi Finished Goods		2.955.452			3.681.507		
3-Intermediary Goods		-			-		
4-Finished Goods		5.091.939			4.068.029		
5-Trade Goods		7.971.318			7.583.902		
6-Other Inventory		10.311			-		
7-Provisions For Inventories(-)		-			-		
8-Advanced Given For Purchases		16.946.182			33.180.557		
F-Other Current Assets	Not,22		240.321			98.345	
II-LONG TERM ASSETS				**49.833.668**			**15.500.453**
A-Trade Receivables			15.197			644	
1-Customers		-			-		
2-Notes Receivables		-			-		
3-Deposits and Guarantees Given		15.197			644		
B-Other Receivables			-			-	
C-Financial Fixed Assets			47.432.149			13.723.349	
1-Long Term Securities		-			-		
2-Decrease in Value of Securities(-)		-			-		
3-Affiliates		47.432.149			13.723.349		
4-Comital Commitments to Aff.(-)		-			-		
5-Dec. in Value of Aff. Shares(-)		-			-		
6-Subsidiaries		-			-		
7-Capital Commitments for Subsi.(-)		-			-		
8-Dec. In Value of Subs. Shares(-)		-			-		
9-Other Financial Fixed Assets		-			-		
D-Tangible Fixed Assets	Not,8,11	-	1.119.161			717.342	
1-Land		-			-		
2-Land Improvement		-			-		
3-Building		-			-		
4-Plant Mach. And Equip.		1.162.946			833.198		
5-Motor Vehicles		24.152			24.152		
6-Furnuture and Fixture		573.805			174.800		
7-Other Tangible Fixed Assets		-			-		
8-Accumulation Depreciation(-)		(641.742)			(314.808)		
9-Construction in Progress		-			-		
10-Advances Given		-			-		
E-Intangible Fixed Assets	Not,11	-	1.183.887			1.044.792	
1-Establishment and Foundation Exp.		3.242			4.862		
2-Rights		267.664			123.110		
3-Research and Dev. Exp.		822.848			803.759		
4-Other Intangible Fixed Assets		90.133			113.061		
5-Advances Given		-	-		-		
F-Other Long Term Assets	Not,22		83.274			14.326	
TOTAL ASSETS		144.048.594	144.048.594	144.048.594	129.216.934	129.216.934	129.216.934

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.
BALANCE SHEET AS OF DECEMBER 31,2003 ACCORDING TO HISTORICAL COSTS
(MILLION TL)

LIABILITIES		CURRENT PERIOD			PREVIOUS PERIOD		
		DECEMBER 31,2003			DECEMBER 31,2002		
I-SHORT TERM LIABILITIES				**29.942.161**			**42.311.553**
A- Financial Liabilities			18.320.202			31.883.282	
1-Bank Loans		18.181.741			31.883.282		
2-Current Maturity Loans and Accrued Int.		-			-		
3-Other Financial Liabilities	Not,22	138.461			-		
B-Trade Payables			8.601.478			6.000.630	
1-Suppliers		Not,11	8.601.478			6.000.630	
2-Notes Payables		-			-		
3-Deposits and Guarantees Received		-			-		
4-Other Trade Payables		-			-		
5-Rediscounts on Notes Payable (-)		-			-		
C-Other Liabilities			88.555			80.546	
1-Due to Shareholders		-			-		
2-Due to Subsidiaries		-			-		
3-Due to Associated Companies		-			-		
4-Accrued Expenses		-			-		
5-Taxes and Other Duties Payable		87.755			80.546		
6-Postponed Payables to Governmental		-			-		
7-Other Liabilities		800			-		
8-Rediscounts on Notes Payable (-)			-			-	
D-Advances Taken			2.805.069			3.318.664	
E-Provisions for Liabilities and Expenses			126.857			1.028.431	
1-Provision for Taxes	Not,11	-			-		
2-Provision for Other Debts and Liabilities	Not,22	126.857			1.028.431		
		-					
II-LONG TERM FC PAYABLES		-		**3.302.183**			**2.023.797**
A-Financial Liabilities			2.619.397			1.640.789	
1-Bank Loans		1.925.505			1.282.175		
2-Bonds and Notes Issued		-			-		
3-Other Securities Issued		-			-		
4-Other Financial Liabilities	Not,22	693.892			358.614		
B-Trade Liabilities			-			-	
C-Other Long Term Liabilities			16.614			-	
1-Due to Shareholders		-			-		
2-Due to Affilities		-			-		
3-Due to Subsdiares		-			-		
4-Postponed Payables to Governmental	Not,22	16.614			-		
5-Long Term Other Liabilities		-			-		
6-Payable Rediscounts(-)		-			-		
D-Advanced Receive			-			-	
E-Provisions for Debts and Exp.			666.172			383.008	
1-Provisions for Termination Indemnities	Not,11	477.226			383.008		
2-Other Provision for Debt and Expense	Not,22	188.946			-		
III-SHAREHOLDERS' EQUITY				**110.804.250**			**84.881.584**
A-Capital	Not,2,3,4,5		80.000.000			62.400.000	
B-Unpaid Capital (-)			-			-	
C-Share Premium			228.260			228.260	
D-Revulation Fund			2.445			2.445	
1-Revaluation Fund of Tangible Fixed Assets	Not,29	2.445			2.445		
2-Revulation of Affilities		-			-		
3-Revulation at Stock Exchange		-			-		
E-Reserves			22.250.880			1.923.318	
1-Legal Reserves		2.939.697			1.923.318		
2-Statutory Reserves		-			-		
3-Special Reserves		-			-		
4-Extraordinary Reserves		19.311.183			-		
5-Cost Increase Fund		-			-		
6-Income From Tangible Fixed Assets and Inv. to be Added Aff. To Capital		-			-		
F-Net Income for The Period			8.322.665			20.327.561	
G-Net Loss for The Period (-)			-			-	
H-Prior Year Losses (-)			-			-	
1-2002 Prior Losses (-)		-			-		
2-2001 Prior Losses (-)		-			-		
TOTAL LIABILITIES		144.048.594	144.048.594	144.048.594	129.216.934	129.216.934	129.216.934

GOLDAS JEWELLERY INDUSTRY IMPORT EXPORT INC.
INCOME STATEMENT FOR THE PERIOD JANUARY 01-DECEMBER 31,2003
ACCORDING TO HISTORICAL COSTS
(MILLION TL)

		CURRENT PERIOD		PREVIOUS PERIOD	
		01 January - 31 December 2003		01 January - 31 December 2002	
A-GROSS SALES			**258.967.539**		**267.857.358**
1-Domestic Sales		220.454.773		213.244.444	
2-Export Sales		37.949.503		53.953.779	
3-Other Income		563.263		659.135	
B-SALES DEDUCTIONS (-)			-		-
1-Sales Returns (-)		-		-	
2-Sales Discounts (-)		-		-	
3-Other Discounts (-)		-		-	
C-NET SALES			**258.967.539**		**267.857.358**
D-COST OF SALES (-)		-	**(243.123.113)**		**(244.705.581)**
GROSS INCOME		-	**15.844.426**		**23.151.777**
E-OPERATING EXPENSES (-)			**(7.077.068)**		**(6.832.543)**
1-Research and Dev. Exp.(-)	Not BS. 11	(495.976)		(267.411)	
2-Marketing selling and dist. Exp. (-)	Not BS. 11	(1.189.129)		(1.289.356)	
3-General Administration Exp. (-)	Not BS. 11	(5.391.963)		(5.275.776)	
OPERATION PROFIT			**8.767.358**		**16.319.234**
F-OTHER OPERATIONAL INCOME			**27.898.217**		**24.615.739**
1-Dividends Income From Affilitiates		-		-	
2-Dividends Income From Subsidiares		-		-	
3-Interest and Other Dividend Income		19		5.382	
4-Other Operational Income	Not BS. 22	27.898.198		24.610.357	
G-OTHER OPERATIONAL EXPENSES (-)			**(22.171.312)**		**(9.572.848)**
H-FINANCIAL EXPENSES (-)			**(6.247.777)**		**(11.069.572)**
1-Financial Exp.(short term)(-)	Not,3	(6.247.777)		(11.069.572)	
2-Financial Exp. (long term) (-)		-		-	
OPERATING INCOME			**8.246.486**		**20.292.553**
I-EXTRAORDINARY INCOME			**76.402**		**35.699**
1-Non Operating Provisions		-		-	
2-Previous Period Income		-		-	
3-Other Extraordinary Income	Not BS. 22	76.402		35.699	
J-EXTRAORDINARY EXPENSE			**(223)**		**(691)**
1-Non Operating Expense (-)		-		-	
2-Previous Period Expense (-)	Not,13	(223)		(691)	
3-Other Extraordinary Expense (-)	Not BS. 22	-		-	
INCOME OR LOSS FOR THE PERIOD			**8.322.665**		**20.327.561**
K-TAXES AND LEGAL OBLIGATIONS			-		-
1-Taxes Duties(-)		-		-	
NET INCOME or LOSS FOR THE PERIOD		**8.322.665**			**20.327.561**

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.
FUND FLOW STATEMENT AS OF DECEMBER 31,2003 ACCORDING TO HISTORICAL COSTS
(MILLION TL)

	CURRENT PERIOD		PREVIOUS PERIOD	
	DECEMBER 31,2003		DECEMBER 31,2002	
A-FUNDS SOURCES				
1-Funds Provided by Operations		9.243.657		21.472.432
a)Operating Income	8.246.486		20.292.553	
b)Depreciations (+)	902.953		564.098	
c)Exp. That Do Not Require Fund Outflow (+)	94.218		615.781	
d)Income That Does Not Provide Fund Inflow(-)		-		-
2-Funds Provided by Extraordinary Income		76.402		35.008
a)Extraordinary Income	76.402		35.008	
b)Expenses That Do Not Require Fund Outflow (+)		-		-
c)Income That Does Not Provide Fund Inflow (-)		-		-
3-Decrease in Current Assets		19.850.968		80.643
4-Decrease in Fixed Asset		-		1.857
5-Increase in Short Term Liabilities		2.608.857		11.085.369
6-Increase in Long Term Liabilities		995.222		1.282.175
7-Increase in Capital (Cash)		17.600.000		15.739.550
8-Share Premium		-		50.205
TOTAL FUNDS SOURCES		**50.375.106**		**49.747.239**
B-APPLICATION OF FUNDS				
1-Application of Funds Due To Operating		-		-
a)Operating Loss	-		-	
b)Depreciation (+)	-		-	
c)Expenses That Do Not Require Fund Outflow (+)		-		-
d)Income That Does Not Provide Fund Inflow (-)		-		-
2-Application of Funds Due To Extraordinary Items		-		-
a)Extraordinary Loss	(223)		-	
b)Expenses That Do Not Require Fund Outflow (+)	223		-	
c)Income That Does Not Provide Fund Inflow(-)		-		-
3-Tax Paid		-		-
4-Dividend Payment		-		-
a)Paid Before Prior Period	-		-	
b)Distributed Reserves	-		-	
5-Increase in Current Assets		349.413		33.911.857
6-Increase in Fixed Assets (Excluding Revaluation)		35.236.390		15.559.181
7-Decrease in Short Term Liabilities		14.789.303		32.072
8-Decrease in Long Term Liabilities		-		244.129
9-Decrease in Capital		-		-
TOTAL FUNDS APPLICATION		**50.375.106**		**49.747.239**

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC
STATEMENT OF COST OF SALES AS OF DECEMBER 31,2003 ACCORDING TO HISTORICAL COSTS
(MILLION TL)

	CURRENT PERIOD		PREVIOUS PERIOD	
	DECEMBER 31,2003		DECEMBER 31,2002	
PRODUCTION COST		**98.671.470**		**133.497.360**
A-Direct Raw Material and Other Mat. Expense	96.500.516		132.951.757	
B-Direct Labour Expense (+)	891.887		826.071	
C-General Production Cost	553.012		516.213	
D-Work in Process Application	726.055		(796.681)	
1-Begining Inventory (+)	3.681.507		2.884.826	
2-Ending Inventory (-)	(2.955.452)		(3.681.507)	
MANUFACTURING COST		**98.671.470**		**133.497.360**
E- Change in Goods Inventory		(1.023.910)		(277.546)
1-Begining Inventory (+)	4.068.029		3.790.483	
2-Ending Inventory (-)	(5.091.939)		(4.068.029)	
I-COST OF GOODS SOLD (PRODUCT)		97.647.560		133.219.814
TRADE OPERATIONS				
A-Begining Finished Goods Inventory(+)	7.583.902		4.633.776	
B-Purchases in The Period (+)	145.873.280		114.435.893	
C-Ending Finished Goods Inventory (-)	(7.981.629)		(7.583.902)	
II-COST OF GOODS SOLD (TRADE)		145.475.553		111.485.767
III-COST OF SERVICES RENDERED		-		-
COST OF SALES (I+II+III)		**243.123.113**		**244.705.581**

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.
DISTRIBUTION OF PROFIT STATEMENT AS OF DECEMBER 31,2003 ACCORDING TO HISTORICAL COSTS
MILLION TL

	CURRENT PERIOD DECEMBER 31,2003	PREVIOUS PERIOD DECEMBER 31,2002
A-DISTRIBUTION OF PERIOD PROFIT		
1-Period Profit	8.322.665	20.327.561
2-Accumulated Deficit (-)		
3-Taxes to be Paid (-)		
a-Corporations Tax		
b-Deduction of Income Tax		
c-Other Taxes etc.		
4-First Legal Reserves (-)	416.133	1.016.378
NET DISTRIBUTABLE PERIOD PROFIT	**7.906.532**	**19.311.183**
5-First Dividend to Sharehıolders (-)		
a-To owners of ordinary share certificates		
b-To owners of registered share certificates		
6-Dividend to Employees and Workers		
7-Dividend to Board of Directors		
8-Second Dividend To Shareholders		
a-To owners of ordinary share certificates		
b-To owners of registered share certificates		
9-Second Legal Reserves		
10-Statutory Reserves		
11-Special Reserves		
EXTRAORDINARY RESERVES		
B-DISTRIBUTION OF RESERVES		
1-To Shareholders		
a-To owners of ordinary share certificates		
b-To owners of registered share certificates		
2-To Employees and Workers		
3-To Board Of Directors		
C-PROFIT PER SHARE (TL /%)		
1-To owners of ordinary share certificates (TL / %)		
2-To owners of registered share certificates (TL / %)		
D-DIVIDEND PER SHARE		
1-To owners of ordinary share certificates (TL / %)		
2-To owners of registered share certificates (TL / %)		

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.
CASH FLOW STATEMENT AS OF DECEMBER 31,2003 ACCORDING TO HISTORICAL COSTS
(MILLION TL)

	CURRENT PERIOD		PREVIOUS PERIOD	
	DECEMBER 31,2003		DECEMBER 31,2002	
A-CASH AT THE BEGINNING OF THE PERIOD		**402.566**		**340.557**
B-CASH INFLOWS WITHIN THE PERIOD		**311.512.871**		**299.496.316**
1-Cash from Sales		264.762.616		249.746.405
a)Net Sales	258.967.539		267.857.358	
b)Decrease in Trade Receivables	5.795.077		-	
c)Increase in Trade Receivables (-)	-		(18.110.953)	
2-Cash from Other Operations		27.898.217		24.615.739
3-Cash Received from Extraordinary Income and Profit		76.402		35.699
4-Kısa Vadeli Borçlardaki Artışlardan Sağlanan Nakit (Not Related To Purchases)		146.470		7.904.556
a)Securities Issued	-		-	
b)Loans Received	138.461		7.076.274	
c)Other Increases	8.009		828.282	
5-Cash Received from Increase in Long Term Liabilities (Not Related To Purchases)		995.222		1.282.175
a)Securities Issued	-		-	
b)Loans Received	978.608		1.282.175	
c)Other Increases	16.614		-	
6-Cash Received from Share Capital Increase		17.600.000		15.739.550
7-Cash Received from Share Premium		-		50.205
8-Other Cash Inflows		33.944		121.987
C-CASH OUTFLOWS WITHIN THE PERIOD		**311.305.434**		**299.434.307**
1-Cash Outflows due to Costs		226.500.318		257.303.841
a)Cost of Sales	243.123.113		244.705.581	
b)Increase in Inventories			15.779.073	
c)Decrease in Trade Payables (Arising from Purchases)			-	
d)Increase in Trade Payables (-) (Arising from Purchases)	(2.600.848)		(3.180.813)	
e)Expenses not Requiring Cash Payments Such as Depreciation and Provisions (-)	-		-	
f)Decrease in Inventories (-)	(14.021.947)		-	
2-Cash Outflows Due To Operating Expenses		6.079.897		5.652.664
a)Research and Development Expenses	495.976		267.411	
b)Marketing,Sales and Distribution Expenses	1.189.129		1.289.356	
c)General Administration Expenses	5.391.963		5.275.776	
d)Expenses not Requiring Cash Payments Such as Depreciation and Provisions (-)	(997.171)		(1.179.879)	
3-Cash Outflows Related to Other Expenses and Losses		22.171.312		9.572.848
a)Ordinary Expenses and Losses	22.171.312		9.572.848	
b)Expenses not Requiring Cash Payments Such as Depreciation and Provisions (-)	-		-	
4-Cash Outflows due to Financial Expenses		6.247.777		11.069.572
5-Cash Outflows Due to Extraordinary Expenses and Losses				
a)Extraordinary Expenses and Losses	223		-	
b)Expenses not Requiring Cash Payments Such as Depreciation and Provisions (-)	(223)		-	
6-Cash Outflows Due to Investment in Fixed Assets		35.152.888		15.559.181
7-Cash Outflows Due to Short Term Liability Payment (Not related to Purchase)		14.215.136		32.072
a)Marketable Securities	-		-	
b)Loans Received	13.701.541		29.681	
c)Other Payment	513.595		2.391	
8-Cash Outflows Due to Long Term Liability Payment (Not related to Purchase)		-		244.129
a)Marketable Securities	-		-	
b)Loans Received	-		244.129	
c)Other Payment	-		-	
9-Taxes and Other Similar Charges Paid		-		-
10-Dividends Payment		-		-
11-Other Cash Outflows		938.106		-
D-CASH AT THE END OF PERIOD (A+B-C)		**610.003**		**402.566**
E-INCREASE OR DECREASE IN CASH (B-C)		**207.437**		**62.009**

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC. ACCORDING TO HISTORICAL COSTS NOTES TO BALANCE SHEET AS OF DECEMBER 31, 2003

(All in Millions TL unless otherwise indicated)

1- Enterprise's field of activity: It is the production and domestic and international sales of jewellery made of gold and silver.

2- Name, share ratio and share amount of partners holding 10% or more of the shares are as follows:

	December 31, 2003		December 31, 2002	
Name	Share Ratio	Share Amount	Share Ratio	Share Amount
Goldart Holding A.Ş.	38.30%	30,638,398.-	49.09%	30,638,398.-
Public Offering	61.70%	49,361,600.-	50.90%	31,761,600.-

3- Privileges given to the shares representing the capital (separate as regards of class of shares and type of privileges):

Type	Class	Unit	Privileges
Nominal Share	A	6,796,608,000.-	Electing the members and auditors of Board of Directors
Nominal Share	B	679,660,800.-	Electing the members and auditors of Board of Directors

4- The amount of registered capital of the company: The registered capital of the Company has been increased to TL 250,000,000.- following the article of Capital Markets Board dated 21 June 2002, No: OFD/673-8175 (December 31, 2002: TL 250,000,000.)

5- Capital increases made and their sources within period of reporting:

December 31, 2003

Date of Increase	Amount of Increase	Cash	Reserves	Premium Shares
22 May 2003	17,600,000.-	17,600,000.-	-	-

December 31, 2002

Date of Increase	Amount of Increase	Cash	Reserves	Premium Shares
9 May 2002	5,200,000.-	5,200,000.-	-	-
25 Dec. 2002	36,400,000.-	-	25,860,450.-	10,539,550.-

6- Securities other than the securities issued within the year: Does not exist. (December 31, 2002: Does not exist.)

7- Securities representing the borrowing redeemed within the year: Does not exist. (December 31, 2002: Does not exist.)

8- Fixed asset movements in the current period:

	December 31, 2003	December 31, 2002
a) Cost of purchased, manufactured or constructed tangible fixed assets:	728,754.-	742,373.- (*)
b) Cost of disposed or worn-out tangible fixed assets:	-	1,233.-

(*) Fixed asset amounting to TL 259,504.- whose invoice has been received, however, whose customs entry has not been completed, has been reflected to records by entering in the Machinery and Equipments item.

c) Increase in revaluation during the current period: Does not exist (December 31, 2002: Does not exist.)

d) Subject, total amount, starting and ending dates, rate of completion of the ongoing investments

December 31, 2003:

Subject	: Completion Investment
Total amount	: TL 3,093,940.- (Equivalent of USD 2,216,551.)
Starting date	: Oct. 31, 2001
Ending date	: Jan. 29, 2005
Rate of completion (*)	: 67.6% of the investment has been competed, yet.

(*)The investment completed, has been reflected to the Fixed Assets Account as of December 31, 2003.

December 31, 2002:

Subject	: Completion Investment
Total amount	: TL 2,534,393.-
Starting date	: Oct. 31, 2001
Ending date	: Dec. 31, 2003
Rate of completion	: Investment has not been started yet.

9- Total amount of investment discount that will be used in current and coming periods: TL 3,093,940.- (December 31, 2002: TL 2,534,393.-)

10- Debt-credit relationship of the enterprise with the shareholders, subsidiaries and the affiliated companies: Does not exist. (December 31, 2002: Does not exist.)

11 - Changes made in valuation, inventory, depreciation writing methods applied on inventories and other balance sheet items, changes made on these and other accounting policies, monetary effects of these changes and possible developments and reasons that will change the assumptions regarding the continuity and periodicity assumptions of the enterprise:

a) Principle of preparation: As of December 31, 2003, the accounting records and required books have been prepared according to the commercial and financial legislation in force, 2003 accounts are embodied in Sworn-in Financial Consultant full consent and they are recorded according to unified accounting system.

b) Assets and Payables Denominated In Foreign Currency: Assets and payables denominated In foreign currency have been converted to Turkish Lira by the

Central Bank of Turkey's period end buying and selling exchange rates, respectively. The exchange rate differences, which have occured after the conversion of the mentioned foreign currency items to Turkish lira, have been reflected to the relavant balance sheet and revenue and expense accounts.

c) Valuation of Receivables and Payables: Receivables and payables are presented by their recorded values. In addition, Turkish Lira notes receivables and notes payables together with post-dated checks and receivables and payables whose maturity dates exceed 90 days have been discounted by the rate used by the Central Bank of Turkey. Foreign Currency notes receivable and payables have been rediscounted by appropriate LIBOR rates.

d) Inventory: Inventory has been valued with FIFO method by using actual cost system. The company manufacturing and selling jewellery made of gold and silver, valued its period end inventory according to Tax Procedure Law and Capital Markets Board legislation. According to the Capital Markets Board XI/1 notification, Article 22, gold and other precious metals traded on stock exchanges and other organised markets are valued according to average of weighted average prices that occurred in the last 5 days before the day of balance sheet. Gold and other precious metals received within the 5 days before the day of balance sheet are valued with the lower one of the purchasing costs and weighted average price occurred in the day of balance sheet in the stock exchange or in the market. Under normal trading practices, gold and other precious metals whose market values are determined according to the gold or other precious metals they contain are also valued according to the method stated in this article. Surpluses based on valuations made according to the decrees of Capital Markets Board notification have been accounted under non-operative revenues and profits account.

e) **Advances given to sellers:** The same inventory valuation method has been used for advances given to sellers.

f) Tangible fixed assets: Machinery plant and equipment, vehicles, fixtures and fittings items in tangible fixed assets were amortised in a normal way and there have been no changes in their depreciation methods. The company does not revaluate its fixed assets,and accounts the depreciation expense which is calculated on the book values of the fixed assets under the general administrative expenses item.;

g) Intangible assets in the balance sheet:
aa) Research and development expenses regarding the manufacturing of new products, production method and system development projects are not written as direct expenses but stated as "Research And Development Expenses". In 5 years' time, these expenses will be reflected in the relevant period expenses through their redemption in equal instalments.

bb) Brand expenses are recorded under "rights" item. In 5 years time, these expenses will be reflected in the relevant period expenses through their redemption in equal instalments.

cc) License expenses are recorded under "rights" item. These expenses will be reflected in the relevant period expenses through their redemption in equal instalments along their contract periods.

dd) Foundation and organisation expenses will be reflected in the relevant period expenses through their redemption in equal instalments in 5 years.

h) Current Period Tax Provision: According to tax law No: 25088 published in the Official Gazette dated April 24, 2003 starting from April 24, 2003; companies are subject to the Corporation Tax (CT) at the rate of 30%. (According to Provisional Article 32 of Corporate Tax Law, for the period from January 1, 2004 to December 31, 2004 the same ratio will be applied as 33%.)

Since the application of Fund Payment has been deemed in effective starting from January 1, 2003; an additional Fund Payment at the ratio of 10%- otherwise would be levied on the corporation tax- will not be calculated.

Earnings which are not distributed including the extraordinary earnings as well are not subject to Corporate Withholding Tax (CWT). (The addition of profit to the share capital is not considered as profit distribution.) In case of profit distribution, the profit distributed (including public companies) is subject to CWT at the rate of 10%.

Full- fledged taxpayer corporations are obliged to pay provisional tax at the rate of 30% (According to Corporation Tax Law Provisional Article 32 for the period from January 1, 2004 to December 31, 2004, the ratio will be applied as 33%) levied on the earnings quarterly.

According to Corporate Tax Law, the losses shown in declaration may be applied as a discount in calculation of corporation tax payable provided that a period of five years is not exceeded.

In accordance with the current regulation, the tax authorities may examine the company's tax declarations together with its related accounting records and if required may correct its tax calculations within five years. The company's annual corporate tax is confirmed by Certified Public Accountant.

According to Series No:50 Corporate Tax General Communiqué, as the income arising from the activities taking place in Free Trade Zones is not recognised as capital gain under the Article 75/4 of Income Tax Law provided that it is documented that the revenue brought into Turkey is denominated in foreign currency, it is excluded from Corporate Tax and corporate withholding base.

i) Benefit severance: The probable debt burden for the personnel, who get the right for benefit severance payments according to the Labour Law, is calculated and reflected to the general administrative expenses item by making appropriate provisions.

j) Revenues and expenses: Revenues and expenses are being accounted on the accrual basis.

k) Distribution of financial expenses: Part of financial expenses is recorded directly as expenses and some are reflected in raw material, production, merchandise and fixed asset costs and administrative expenses.

aa) The Calculation method for financial expenses that are reflected into costs:

The Company has made cost analysis on a monthly basis. Assumption is made that raw material purchases for related month have been provided by foreign exchange credit and the interest rate for the relevant amount is reflected to the costs. Based on the same principal, part of financial expenses is distributed to fixed assets and to production costs.

bb) Calculation method of the financial expenses that are reflected into administrative expenses: It is assumed by the company that 40 percent of general administrative expenses are financed by the loans. Financial expenses for the amount are reflected into related expense cost at the end of the month.

Numeric distribution of financial expenses has been explained in the 3rd note to the statement of income.

12- Information on the issues that arose after the closing of balance sheet and which require explanation:

As being effective from January 1, 2004 the benefit severance ceiling has been increased to TL 1,485.4 TL. (January 1, 2003- TL 1,323.-)

(December 31, 2002: The company has decided to increase its share capital from TL 62,400,000.- to TL 80,000,000.-with the condition that the shares are to be sold to foreign investors and the relevant resolution was announced in Trade Register Gazette No: 5718 dated January 15, 2003.)

13- Conditional losses and profits on the basis of all kinds of conditions (the content of legal problems that will put the company into debt and may affect the end of term result): Does not exist. (December 31, 2002: Does not exist)

14- Information on accounting estimations that have a high impact on gross profit of the company and their financial effects: Does not exist. (December 31, 2002: Does not exist.)

15- Total amount of mortgages and guarantees on assets: Does not exist. (December 31, 2002: Does not exist.)

16- Total insurance value of assets: TL 45,848,086.- (December 31,2002: TL 25,318,738.-)

17- Sum of mortgages and guarantees taken for credits: Does not exist. (December 31, 2002: Does not exist.)

18- Sum of obligations that are not in liabilities account: The sum of certificate of warranties and letter of guarantees given to the banks for the credits used by the company amounting to TL 27,237,123.-are detailed as follows: (December 31, 2002: TL 30,186,768.)

	December 31, 2003	December 31, 2002
Certificate of Warranty	24,289,279.-	28,686,991.-
Letter of guarantees	2,947,844.-	1,499,777.-
Total	27,237,123.-	30,186,768.-

19- Amount of blocked deposits in banks: Does not exist (December 31, 2002: Does not exist.)

20- Information on the stock exchange market values of financial fixed assets and securities recorded on the balance sheet according to their historical costs and on the historical costs of financial fixed assets and securities that are recorded on the balance sheet according to their stock exchange market values: Does not exist. (December 31, 2002: Does not exist.)

21- Securities and amount of issued securities, issued within the securities group by company partners, its subsidiaries and affiliates and the name of the issuer: Does not exist. (December 31, 2002: Does not exist.)

22- The name and item amounts within the "other" item of the financial statements exceeding 20 percent of the total group amount that it belongs to and exceeding 5 percent of total assets of the balance sheet:

BALANCE SHEET

	December 31, 2003		December 31, 2002	
D.4) Other Short Term Receivables		**4,379.-**		**38,323.-**
-Export VAT that needs to be collected	4,379.-		38,323.-	
F) Other Current Assets		**240,321.-**		**98,345.-**
-Work Advances	188,548.-		52,955.-	
-Advances to the Personnel (travel)	49,649.-		43,265.-	
-Prepaid Taxes and Fund	2,124.-		2,125.-	
F) Other Fixed Assets		**83,274.-**		**14,326.-**
-Insurance Expenses for Future Periods	62,961.-		14,326.-	
-VAT- Corporation Tax Base Increase Expense	16,614.-		-	
-Advertisement Expenses for Future Periods	3,699.-		-	
A.3.) Other Financial Loans		**138,461.-**		**-**
-Spot Loans	73,161.-		-	
-Financial Leasing Loans	71,920.-		-	
-Cost of Financial Leasing Loans	(6,620.-)		-	
E.2.) Allowances for the Other Debt and Expenses		**126,857.-**		**1,028,431-**
-Short Term Expense Accruals (Interest)	114,148.-		1,011,350.-	
-Expense Accruals (Audit Fee)	11,500.-		9,375.-	
-Expense Accruals of December	-		7,706.-	
-Expense Accruals (Benefit Severance)	1,209.-		-	
A.4) Other Financial Loans		**693,892.-**		**358,614.-**
-Loans for Research Project Fund	662,284.-		358,614.-	
-Financial Leasing Loans	35,031.-			
-Cost of Financial Leasing Loans	(3,423.-)			
C.4.) Postponed Payables to Governmental Agencies		**16,614.-**		**-**
Payables Due to Increase in Tax Base	16,614.-		-	
E.2.) Allowances for the Other Debt and Expenses		**188,946.-**		**-**
-Long Term Expense Accruals (Interest)	188,946.-		-	

INCOME STATEMENT		Dec. 31, 2003		Dec. 31, 2002
F.4) Income and Profit from Other Operations		27,898,198.-		24,610,357.-
-Exchange Profit	19,961,891.-		7,279,156.-	
-Gold Valuation Revenue	7,936,307.-		17,331,201.-	
G) Expenses and Losses From Other Operations		22,171,312.-		9,572,848.-
-Exchange Losses	17,949,242.-		8,130,072.-	
-Allowances for the decrease in inventory values	4,222,070.-		1,442,772.-	
-Other	-		4.-	
I-3) Other Extraordinary Income and Profit		76,402.-		35,699.-
-Compensation for Damages	-		229.-	
-Exposition and Exhibit. Part. Share paid by Treasury	20,036.-		28,956.-	
-Premium of Support and Price Stabilization Fund paid by the Central Bank of Turkey	47,463.-		-	
-Other	8,903.-		815.-	
-Profit on Vehicle Sales	-		5,699.-	

23- Separately stated totals of receivables from the personnel and payables to the personnel that are within the "Other receivables" and "Other short and long term payables" items and exceed 1 percent of total balance sheet assets. Does not exist (December 31, 2002: Does not exist)

24- Totals of allowances for the doubtful receivables from partners, affiliates and subsidiaries and their debtors: Does not exist. (December 31, 2002: Does not exist)

25- Allowances for doubtful receivables that are due and undue (stated separately): Does not exist. (December 31, 2002: Does not exist)

26- The inventory of subsidiaries and affiliates having managerial and indirect capital relationship with the company and the name, share amount and share ratio of the affiliates within the affiliated companies account, the shareholders' profit and loss for the reporting period stated in the last financial statements, net profit and loss for the reporting period and these financial statements within the reporting period, whether it is prepared according to the standards of our Board, whether it is investigated by independent auditors, and how the auditor's report is issued in positive, negative and conditional respects:

The company's only affiliate is Belgium Trading Company BTC in which it participated via its branch in AHL Free Zone on December 31, 2002. The information regarding the company's participation is as follows:

December 31, 2003

Company Name	Share Ratio	Share Amount	Profit or Loss of the Period
Belgium Trading Company	70%	47,432,149.-	(17,131.-)

* In accordance with the International Accounting Standards and the regulations of the Capital Markets Board, the company is not subject to independent audit.

December 31, 2002

Company Name	Share Ratio	Share Amount
Belgium Trading Company	20%	13,723,349

27- Amounts of free shares received from the capital increases made through internal sources in the affiliates and subsidiary companies: Does not exist. (December 31, 2002: Does not exist.)

28- Real rights and their amounts on the real assets: Does not exist (December 31, 2002: Does not exist.)

29- Revaluation made in the last three years on long-term assets: The Company has not revalued its assets (December 31, 2002: The Company has not revalued its assets.)

30- The separately stated totals of receivables and payables, which are represented in foreign currencies, however, are not under exchange rate guarantee together with the foreign currencies in assets plus their conversion rates into Turkish Lira: (TL as stated)

December 31, 2003:

Foreign Currency	Exchange Rate	Amount of Foreign Currency	Amount of Turkish Lira
CASH			
DOLLAR	1,394,858	119,933.00	167,289,504,514
EURO	1,743,850	21,000.00	36,620,850,000
CHF	1,115,074	2,000.00	2,230,148,000
BANKS			
DOLLAR (USD)	1,395,835	72,837.71	101,669,424,938
EURO	1,745,072	118.99	207,646,117
STG	2,476,610	7.60	18,822,236
RECEIVABLES			
DOLLAR (USD)	1,395,835	4,360,449.85	6,086,468,516,375
DEPOSITS AND GUARANTEES PAID			
DOLLAR (USD)	1,395,835	18,190.00	25,390,238,650
WORK ADVANCES			
DOLLAR (USD)	1,395,835	33,087.22	46,184,299,729
EURO	1,745,072	35,126.54	61,298,341,411
STG	2,476,610	7,324.80	18,140,672,928
JAPON YEN	13,026	1,620,000.00	21,102,120,000
ADVANCES TO THE PERSONNEL			
DOLLAR (USD)	1,395,835	30,433.74	42,480,479,473
EXPENSES FOR THE FUTURE PERIODS			
DOLLAR (USD)	1,395,835	1,810.12	2,526,628,850
EURO	1,745,072	4,280.21	7,469,274,625
SELLERS			
DOLLAR (USD)	1,402,567	960,682.88	1,347,422,104,953
EURO	1,753,489	65,594.25	115,018,795,838
STG	2,489,556	79,270.22	197,347,651,822
CREDIT LOANS			
DOLLAR (USD)	1,402,567	13,745,112.00	19,278,440,502,504
EURO	1,753,498	461,615.52	809,167,703,203
ADVANCES RECEIVED			
DOLLAR (USD)	1,402,567	1,999,953.42	2,805,068,668,429
OTHER LOANS			
DOLLAR (USD)	1,402,567	472,194.00	662,283,721,998
INTEREST ACCRUALS (LOAN)			
DOLLAR (USD)	1,402,567	74,749.49	104,841,167,941
EURO	1,753,498	46,666.80	81,829,720,465

December 31, 2002:

Foreign Currency	Exchange Rate	Amount of Foreign Currency	Amount of Turkish Lira
CASH			
DOLLAR	1,633,357	86,711.00	141,630,018,827
BANKS			
DOLLAR (USD)	1,634,501	32,736.49	53,507,825,641
EURO	1,703,477	78.53	133,774,049
RECEIVABLES			
DOLLAR (USD)	1,634,501	14,012,099.56	22,902,790,742,920
WORK ADVANCES			
DOLLAR (USD)	1,634,501	16,363.69	26,746,467,669
EURO	1,703,477	6,398.19	10,899,169,507
ADVANCES RECEIVED			
DOLLAR (USD)	1,634,501	9,301.50	15,203,311,052
ADVANCES TO THE PERSONNEL			
EURO	1,703,477	809.62	1,379,169,049
STG	2,618,888	2,959.17	7,749,734,803

CURRENT ACCOUNT PAYABLE			
DOLLAR (USD)	1,642,384	3,108,291.04	5,105,007,471,440
EURO	1,711,693	22,096.00	37,821,568,528
STG	2,632,577	88,684.12	233,467,774,577
CREDIT LOANS			
DOLLAR (USD)	1,642,384	14,682,567.60	24,114,414,105,158
EURO	1,711,693	2,053,689.00	3,515,285,085,477
ADVANCES RECEIVED			
DOLLAR (USD)	1,642,384	2,020,638.42	3,318,664,210,793
OTHER LOANS			
DOLLAR (USD)	1,642,384	218,350.00	358,614,546,400

31- Amount of obligations such as guarantees, commitments and warranties, advances, and turnover given for the partners, affiliates, and subsidiaries: Does not exist (December 31, 2002: Does not exist.)

32- Average number of employees according to their categories:

	Dec. 31, 2003	Dec. 31, 2002
Officer	56	49
Worker	151	145
Manager	32	30
Engineer	18	19
Total	**257**	**243**

33- Other issues that needs explanation because of their significant impact on the financial statements or for the purpose of financial statements being interpretable, comprehensible and clear:

Due to the low operation volume of Belgium Trading Company BTC, in which the company participated with share ratio of 70% via its AHL Free Zone Branch, the financial statements of the company have not been consolidated according to the Capital Markets Board XI/ 21 notification, Article 6.

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC. NOTES TO INCOME STATEMENT ACCORDING TO HISTORICAL COSTS AS OF JANUARY 01-DECEMBER 31, 2003

(All in Millions TL unless otherwise indicated)

1- Depreciation expenses' redemption and amortisation shares for the period: Depreciation expense for the period is TL 902,953. (December 31, 2002: TL 564,098.-)

		December 31, 2003		December 31, 2002
a) Depreciation expenses:		326,711.-TL		132,110.TL
aa) Normal depreciation expenses	326.711.-		132,110.-	
ab) Depreciation expenses arising from revaluation:	-		-	
b) Redemption and: Amortisation shares		576,242.-TL		431,988.-TL

2- Discount and allowance expenses of the period: Allowance expenses of the period amounting to TL 4,316,288.- are detailed as follows; (December 31, 2002: TL 1,613,930.-)

	December 31, 2003	December 31, 2002
-Equivalent of severance benefits	94,218.-	171,158.-
-Equivalent of value decrease in inventory	4,222,070.-	1,442,772.-

3- All the financial expenses for the period :

December 31, 2003:	**7,258,838.-TL.**
a) Amount given to production cost:	98,084.-TL
b) Amount written as direct expense:	6,247,777.-TL
c) Amount given to the cost of trade goods:	84,111.-TL
d) Amount given to other merchandise cost:	524,354.-TL
e) Amount given to operating expenses:	304,512.-TL

December 31, 2002:	**12,410,109.-TL.**
a) Amount given to production cost:	444,698.-TL
b) Amount written as direct expense:	11,069,572.-TL
c) Amount given to the cost of trade goods:	167,931.-TL
d) Amount given to other merchandise cost:	147,264.-TL
e) Amount given to operating expenses:	580,644.-TL

4- Financial expenses of the period related to shareholders, affiliates and subsidiaries: Does not exist (December 31, 2002: Does not exist.)

5- Sales and purchases to and from the shareholders, affiliates and subsidiaries:

	December 31, 2003		December 31, 2002	
	Sale	Purchase	Sale	Purchase
Goldart Holding A.Ş.	125,534.-	30,883.-	-	-
Yalınkaya Holding A.Ş.	-	-	99,406.-	50,834.-

6- Interest, rent and other similar payments received or paid to shareholders, subsidiaries and affilities: As of December 31, 2003, an amount TL 3,600.- has been paid to shareholders as office rent. There is no interest and other similar payments received or paid to the affiliates and subsidiaries. (December 31, 2002: TL 3,000.-)

7- Total amount of salaries and other benefits provided

in the current year to the executive managers as chairman of the board, general manager, general coordinator and deputy general manager: TL 476,718.- (December 31, 2002: TL 368,023.-)

8- Depreciation methods and the increasing (+) or decreasing (-) effects of the changes made on these methods on the depreciation expenses of the period: Straight-line depreciation method has been applied and there has been no changes regarding allowances for depreciation.

9- Inventory cost calculation systems (like phase or order cost) and methods (like weighted average cost, first-in, first-out (FIFO), moving average cost): Inventory cost has been calculated using actual cost system with FIFO method.

10- Reasons for not taking partial or completed actual inventory, if there is such a situation: Actual inventory has been completed (December 31, 2002: Actual inventory has been completed.)

11- Separate total amounts of sub-product sales, scrap, idle materials and services which are included in the domestic and export sales account those exceeding 20% of gross sales: Does not exist. (December 31, 2002: Does not exist.)

12- Information on the incentives and subventions regarding company sales, if there are any: Does not exist. (December 31, 2002: Does not exist.)

13- Note to the amounts and sources of the revenue, profits, expenses and losses for the previous period:

December 31, 2003: Expense of the previous period amount of TL 223.- was generated for the depreciation correction record of Tubitak MAM Techonology Free Zone Branch concerning the previous period.

(December 31, 2002: The Company has not recorded loss of Tubitak MAM Techonology Free Zone, which was consolidated as of December 31, 2001 amount of TL 691.-. The aforementioned loss has been recorded in the current period under the previous period account of loss and expenses.)

14- Profit per share, dividend ratios to be stated separately for ordinary and privileged shares: (fully stated) Does not exist (December 31, 2002: Does not exist)

15- Changes in production of goods and services realized by the Company within the period, stated separately for each and every main manufacturing group: (Gram)

a) December 31, 2003

TYPE	*December 31, 2003*	*December 31, 2002*
8K	21,805.19	46,488.43
9K	178,678.65	237,751.63
10K	29,369.07	120,196.85
14K	2,474,040.00	3,592,812.44
18K	2,581,498.65	3,956,162.04
22K	1,710,750.72	3,083,182.84
Silver	387,786.00	-

b) December 31, 2002

TYPE	December 31, 2002	December 31, 2001
8K	46,488.43	31,806.66
9K	237,751.63	136,487.16
10K	120,196.85	214,574.64
14K	3,592,812.44	3,542,037.77
18K	3,956,162.04	3,648,699.47
21K	-	675.80
22K	3,083,182.84	3,217,245.13

16- Changes in sales of goods and services realised by the Company within the period, stated separately for each and every main manufacturing group: (Gram)

a) December 31, 2003

TYPE	December 31, 2003	December 31, 2002
8K	18,767.56	53,655.30
9K	174,545.51	291,895.89
10K	28,609.23	119,903.34
14K	2,494,697.54	3,675,252.64
18K	2,677,070.82	4,850,751.49
21K	-	39,286.00
22K	1,730,594.01	3,303,139.03
24K	7,880,180.25	6,073,008.51
Silver	242,180.86	91,573.47

a) December 31, 2002

TYPE	December 31, 2002	December 31, 2001
8K	53,655.3	42,241.63
9K	291,895.89	137,449.95
10K	119,903.34	219,516.20
14K	3,675,252.64	3,638,119.92
18K	4,850,751.49	5,335,570.57
21K	39,286.00	187,477.80
22K	3,303,139.03	4,012,259,40
24K	6,073,008.51	6,071,906.55
Silver	91,573.47	-
ALLOY	-	164,226.48
OTHER	-	24,550.00

INFLATION ADJUSTED
INDEPENDENT AUDITOR'S REPORT OF
GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.
FOR THE YEAR ENDED DECEMBER 31,2003

We have audited the inflation adjusted balance sheet and income statement of Goldaş Jewellery Industry Import Export Inc. as of December 31,2003. Our audit was conducted in accordance with generally accepted accounting principles and standards and therefore it covers the control of accounting entries related with calculations and transactions and other auditing methods and techniques that we considered necessary.

For the purpose of compatibility with international presentation and providing convenience on behalf of the users, the financial statements stated in Turkish Liras have been converted into Dollars by using the year-end exchange rate.

The company has two branches, which are in AHL Free Zone and Marmara Research Center Technology Free Zone. Financial statements accompanying the report are prepared including the revenues and expenses of the free trade zone branches.

As the financial statements of the company dated December 31 2003 was indexed to inflation for the first time in accordance with the decree of Capital Market Board Series XI, No: 20, the balance sheet of the company dated December 31,2002 was also adjusted in accordance with the said decree specifications to prepare the income statement dated December 31, 2003.

The financial statements of the Company relating to the year ended December 31, 2002 has been audited by Kapital Certified Public Accounting Inc. whose report was unqualified.

In our opinion, financial statements referred to above present fairly, in all material respects, the financial position of Goldaş Jewellery Industry Import Export Inc. as of 31 December, 2003, and the results of their operations, in conformity with the relevant legislation and generally accepted accounting principles which are applied consistently with the previous year's accounting period.

İstanbul, March 15,2004

KAPİTAL
CERTIFIED PUBLIC ACCOUNTING INC.

Celal PAMUKÇU
Authorized Partner Head Auditor

GOLDAS JEWELLERY INDUSTRY IMPORT EXPORT INC.
BALANCE SHEET AS OF 31 DECEMBER 2003
(USD)

ASSETS	CURRENT PERIOD DECEMBER 31,2003			PREVIOUS PERIOD DECEMBER 31,2002		
I- CURRENT ASSETS			**67,497,180**			**69,572,598**
A- Liquid Assets		437,017			246,293	
1-Cash	323,744			206,031		
2-Banks	113,273			40,262		
3-Other Current Assets	-			-		
B- Marketable Securities		-			-	
C- Trade Receivables		38,915,807			36,778,884	
1-Customers	38,908,306			36,778,884		
2-Notes Receivables	-			-		
3-Deposits and Guarantees Given	7,500			-		
4- Other Short Term Trade Rec.	-			-		
5-Rediscounts on Notes Rec. (-)	-			-		
6-Provision for Doubtful Rec.(-)	-			-		
D-Other Receivables		3,137			23,446	
1-Due From Shareholders	-			-		
2-Due From Affilities	-			-		
3- Due From Subsidiaries	-			-		
4-Other Short Term Receivables	3,137			23,446		
5-Rediscounts on Notes Receivables (-)	-			-		
6-Provisions for Doubtful Receivables(-)	-			-		
E-Inventories		27,969,049			32,463,807	
1-Raw Materials and Supplies	4,345,052			2,782,580		
2-Semi Finished Goods	2,117,336			2,252,374		
3-Intermediary Goods	-			-		
4-Finished Goods	3,647,952			2,488,851		
5-Trade Goods	5,710,788			4,639,888		
6-Other Inventory	7,387			-		
7-Provisions for Inventories(-)	-			-		
8-Advanced Given for Purchases	12,140,534			20,300,114		
F-Other Current Assets		172,170			60,168	
II-LONG TERM ASSETS			**38,496,456**			**10,283,795**
A-Trade Receivables		10,887			394	
1-Customers	-			-		
2-Notes Receivables	-			-		
3-Deposits and Guarantees Given	10,887			394		
B-Other Receivables		-			-	
C-Financial Long Term Assets		35,351,967			8,396,048	
1-Long Term Securities	-			-		
2-Decrease in Value of Securities(-)	-			-		
3-Affiliates	35,351,967			8,396,048		
4-Comital Commitments to Aff.(-)	-			-		
5-Dec. in Value of Aff. Shares(-)	-			-		
D-Long Term Fixed Assets		1,186,947			691,406	
1-Land	-			-		
2-Land Improvement	-			-		
3-Buildings	-			-		
4-Plant Machinery and Equipment	992,837			636,895		
5-Motor Vehicles	92,256			43,845		
6-Furniture and Fixture	834,687			599,002		
7-Other Tangible Fixed Assets	-			-		
8-Accumulated Depreciation(-)	-732,833			-588,336		
9-Construction in Progress	-			-		
10-Advances Given for Purchases	-			-		
E-Intangible Fixed Assets		1,886,595			1,187,182	
1-Establishment and Foundation Exp.	5,165			5,526		
2-Rights	209,757			139,889		
3-Research and Dev. Expenses	1,546,178			913,299		
4-Other Intangible Fixed Assets	125,495			128,468		
5-Advances to Suppliers	-			-		
F-Other Long Term Assets		60,060			8,765	
TOTAL ASSETS	**105,993,636**	**105,993,636**	**105,993,636**	**79,856,393**	**79,856,393**	**79,856,393**

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.
BALANCE SHEET AS OF 31 DECEMBER 2003
(USD)

LIABILITIES	CURRENT PERIOD DECEMBER 31,2003			PREVIOUS PERIOD DECEMBER 31,2002		
I-SHORT TERM LIABILITIES			**21,451,075**			**25,762,278**
A-Financial Liabilities		13,124,905			19,412,806	
1-Bank Loans	13,025,709			19,412,806		
2-Current Maturity Loans and Accrued Int.	-			-		
3-Other Financial Liabilities	99,196			-		
B-Trade Payables		6,162,246			3,653,610	
1-Suppliers	6,162,246			3,653,610		
2-Notes Payables	-			-		
3-Deposits and Guarantees Received	-			-		
4-Other Trade Payables	-			-		
5-Rediscounts on Notes Payable (-)	-			-		
C-Other Liabilities		63,442			49,042	
1-Due to Shareholders	-			-		
2-Due to Subsidiaries	-			-		
3-Due to Associated Companies	-			-		
4-Accrued Expenses	-			-		
5-Taxes and Other Duties Payable	62,869			49,042		
6-Postponed Payables to Gov. Agencies	-			-		
7-Other Liabilities	573			-		
8-Rediscounts on Notes Payable (-)	-			-		
D-Advances Taken		2,009,599			2,020,638	
E-Provisions for Liabilities and Expenses		90,883			626,182	
1-Provision for Taxes	-			-		
2-Provision for Other Debts and Liabilities	90,883			626,182		
II-LONG TERM FC PAYABLES			**2,365,741**			**1,232,231**
A-Financial Liabilities		1,876,581			999,029	
1- Bank Loans	1,379,465			780,679		
2- Bonds and Notes Issued	-			-		
3- Other Securities Issued	-			-		
4- Other Financial Liabilities	497,116			218,350		
B-Trade Liabilities		-			-	
C-Other Long Term Liabilities		11,903			-	
1-Due to Shareholders	-			-		
2-Due to Affilities	-			-		
3-Due to Subsdiares	-			-		
4-Postponed Payables to Gov. Agencies	11,903			-		
5-Long Term Other Liabilities	-			-		
6-Payable Rediscounts(-)	-			-		
D-Advanced Receive		-			-	
E-Provisions for Debts and Exp.		477,257			233,202	
1-Provisions for Termination Indemnities	341,893			233,202		
2-Other Provision for Debt and Expense	135,364			-		
III-SHAREHOLDERS' EQUITY			**82,176,820**			**52,861,884**
A-Capital		69,880,823			57,995,805	
B-Unpaid Capital (-)		-			-	
C-Share Premium		234,551			234,551	
D-Revulation Fund		-			-	
1-Revaluation Fund of Tangible Fixed Assets	-			-		
2-Revulation of Affilities	-			-		
3-Revulation at Stock Exchange	-			-		
E-RESERVES		6,098,947			-17,805,027	
1-Legal Reserves	2,106,049			1,893,712		
2-Statutory Reserves	-			-		
3-Special Reserves	-			-		
4-Extraordinary Reserves	13,834,861			-		
5-Cost Increase Fund	-			-		
6- Income from Tangible Fixed Assets and Inv. to be Added Aff. to Capital	-			-		
7-Translation Gain/Loss(-) For Balance Sheet	-9,841,963			-19,698,739		
F-Net Income for The Period		5,962,499			12,436,555	
G-Net Loss for The Period (-)		-			-	
H-Prior Year Losses (-)		-			-	
TOTAL LIABILITIES	105,993,636	105,993,636	105,993,636	79,856,393	79,856,393	79,856,393

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.
STATEMENT OF INCOME FOR THE 01 JANUARY - 31 DECEMBER 2003
(USD)

	CURRENT PERIOD		PREVIOUS PERIOD	
	01 January - 31 December 2003		01 January - 31 December 2002	
A-GROSS SALES		**189,711,026**		**178,007,897**
1-Domestic Sales	161,497,851		140,003,755	
2-Export Sales	27,800,547		37,567,748	
3-Other Income	412,628		436,394	
B-SALES DEDUCTIONS (-)				
1-Sales Returns (-)				
2-Sales Discounts (-)				
3-Other Discounts (-)				
C-NET SALES		**189,711,026**		**178,007,897**
D-COST OF SALES (-)		**-178,126,884**		**-162,318,968**
GROSS INCOME		**11,584,142**		**15,688,929**
E-OPERATING EXPENSES (-)		**-5,173,848**		**-4,521,447**
1-Research and Dev. Exp.(-)	-363,336		-168,835	
2- Marketing selling and dist. Exp. (-)	-871,116		-856,135	
3- General Administration Exp. (-)	-3,939,396		-3,496,477	
OPERATION PROFIT		**6,410,294**		**11,167,482**
F-OTHER OPERATIONAL INCOME		**20,437,308**		**16,345,181**
1-Dividends Income From Affilitiates				
2-Dividends Income From Subsidiares			1,695	
3-Interest and Other Dividend Income	14		1,842	
4-Other Operational Income	20,437,294		16,341,644	
G-OTHER OPERATIONAL EXPENSES (-)		**-16,241,967**		**-6,367,221**
H-FINANCIAL EXPENSES (-)		**-4,576,914**		**-7,437,225**
1-Financial Exp.(short term)(-)	-4,576,914		-7,437,225	
2-Financial Exp. (long term) (-)				
OPERATING INCOME		**6,028,721**		**13,708,217**
I-EXTRAORDINARY INCOME		**55,970**		**24,856**
1-Non Operating Provisions				
2-Previous Period Income				
3-Other Extraordinary Income	55,970		24,856	
J-EXTRAORDINARY EXPENSE		**-163**		**-453**
1-Non Operating Expense (-)				
2-Previous Period Expense (-)	-163		-453	
3-Other Extraordinary Expense (-)				
INCOME OR LOSS FOR THE PERIOD		**6,084,528**		**13,732,620**
K-TAXES AND LEGAL OBLIGATIONS				
TRANSLATION LOSS FOR INCOME STATEMENT		**-122,029**		**-1,296,065**
NET INCOME or LOSS FOR THE PERIOD		**5,962,499**		**12,436,555**

STORES

GOLDAŞ TAKSİM
Sıraselviler Cad. No:3 Taksim-Beyoğlu/İstanbul
Tel: 90(212) 292 8529-30 • e-mail: istanbul4@goldas.com

GOLDAŞ GALLERIA
Galleria Alışveriş Merkezi B1 Blok 315 Ataköy/İstanbul
Tel: 90(212) 559 1168-75 • e-mail: istanbul3@goldas.com

GOLDAŞ PROFİLO
Cemal Sahir Cad. 26-28 Z32A Mecidiyeköy/İstanbul
Tel: 90(212) 217 6920-21 • e-mail: istanbul5@goldas.com

GOLDAŞ CAPITOL
Mahir İz Cad. No: 45 Kat: 1 Altunizade - Üsküdar/İstanbul
Tel: 90(216) 651 6571-72 • e-mail: istanbul6@goldas.com

GOLDAŞ ŞAŞKINBAKKAL
Bağdat Cad. No: 377 Şaşkınbakkal/İstanbul
Tel: 90(216) 357 5618 - 360 1963 • e-mail: istanbul2@goldas.com

GOLDAŞ ANKARA MİGROS
Migros Alışveriş Merkezi Zemin Kat No:18 Akköprü/Ankara
Tel: 90(312) 541 1244-45 • e-mail: ankara1@goldas.com

GOLDAŞ IKEA
142770 Moscow Region, Leninsky District, Kaluzhskoe shosse, Commercial Centre "MEGA"/ Russia
Tel: +7(095) 775 1150 • e-mail: moskow1@goldas.com

GOLDAŞ RAMSTORE-CITY
City of Moscow, 125445 Northern Administrative District, Pravoberezhnaya Str. estate 1/Russia
Tel: +7(095) 775 2906-07 • e-mail: moskow2@goldas.com

GOLDAŞ CENTRO OBERHAUSEN
Centro Allee 138 46047 Oberhausen Neuemitte Centro Oberhausen/Germany
Tel: +49(208) 456 6458-59 •e-mail:oberhausen1@goldas.com

GOLDAŞ SHARJAH
Sahara Center, 1st Level, Unit No:118, Sharjah/UAE
Tel: 971(6) 531 8010 • e-mail: sharjah1@goldas.com

GOLDAŞ ALMAMZAR
Al Mamzar Shopping Center Ground Floor G-14, P.O.Box 86426 Dubai/U.A.E
Tel:+971(4) 262 8633 • e-mail: dubai1@goldas.com

REPRESENTATIVES

U.K.: GOLDART (UK) LTD.
100 Hatton Garden, Suite 115/116 London, EC1N 8NX
Tel: 44(20) 7831 7555 • (800) 917 0827 • Fax: 44(20) 7242 2999 • e-mail: goldas.uk@goldas.com

U.S.A.: GOLDART INTERNATIONAL, INC.
1305 Franklin Avenue Suite: 245 Garden City, NY 11530
Tel: 1(516) 294 8370 • (800) 227 7489 • Fax: 1(516) 294 3888 • e-mail: goldas.usa@goldas.com

GERMANY: GOLDAS GmbH
Königsallee 58b 40212 Düsseldorf
Tel: 49(211) 159 7126 - 27 • Fax: 49(211) 159 7128 • e-mail: goldas.de@goldas.com

RUSSIA: GOLDAS LTD.
Russian Federation, Moscow, 103006, Dolgorukovskaya st., Bld. 7 Sadovaya Plaza
Tel: 7(095) 933 1363 • Fax: 7(095) 933 1364 • e-mail: goldas.ru@goldas.com

U.A.E.: GOLDAS (L.L.C.)
Al Mamzar Center, 1st Floor, Office No:3, P.O.Box: 86426 Dubai
Tel: 971(4) 297 8088 • Fax: 971(4) 297 8188 • e-mail: goldas.uae@goldas.com

THAILAND: GOLDAS GENERAL TRADING CO. LTD.
919/527 Jewelery Trade Center Building 45. Floor Silom Road Bangrak, Bangkok 10500 Thailand
Tel: 66(2) 630 3434 • Fax: 66(2) 630 3435 • e-mail: goldas.th@goldas.com

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.
24, Kayalar Sokak Merter, 34010 İstanbul-Turkey
Tel: 90(212) 637 4000 • (800) 219 6061 • Fax: 90(212) 637 4007-08
e-mail: goldas.tr@goldas.com

INVESTOR INFORMATION

Share Information:

Stock Exchange	Share Code	Share Type
Istanbul S.E.	GOLDS	C Type
Frankfurt S.E.	GKUA	ADR
USA OTC	GDASY	ADR

Financial Calender:

General Meeting : [illegible] March 2004
Interim : June, 2004
Annual Report : March 2005

Investor Relations:

24, Koyacı Sokak Merter, 34010
İstanbul / Turkey
Tel : 90 (212) 637 4000
Fax : 90 (212) 637 4007 08
e-mail: investorrelations@goldas.com


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